

Mail Stop 3561

January 14, 2010

Via Fax & U.S. Mail

Mr. Jody E. Frank
Chief Financial Officer
Coda Octopus Group, Inc.
164 West, 25th Street, 6th Floor
New York, New York 10001

> **Re:** **Coda Octopus Group, Inc.**
> **Form 10-K for the year ended October 31, 2008**
> **File No. 000-52815**

Dear Mr. Frank:

We have reviewed your response dated December 14, 2009 and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the Year Ended October 31, 2008

1. Refer to our previous comment 7. It appears a significant portion of the SG&A allocated to "Corporate" relates to compensation expense, specifically to payroll and stock-based compensation. To facilitate our understanding of your response and to support your conclusion that these costs relate only to corporate functions and are not allocable to your reporting segments, please reconcile the payroll and stock compensation balances for fiscal 2008 with the Summary Compensation Table presented in Item 11 of your Form 10-K/A for the year ended October 31, 2008. Further, please provide to us a table similar to the table provided in response to our previous comment 7 by segment. The table should present all the categories presented in the current table by reporting segment, including "Corporate."

Form 10-Q for the Quarterly Period Ended July 31, 2009

2. We note that your Form 10-Q for July 31, 2009 was filed on October 15, 2009. Please indicate your approximate market capitalization as of each of these dates. As a related matter, please confirm that you continue to be traded on the OTCBB. Alternatively, please describe any changes in your circumstances, including the date(s) of the changes and the reasons why the changes occurred. Please indicate the date and location of any related disclosures you filed, or explain the reasons why no disclosures were considered necessary.

3. Please tell us the status of the reorganization program you discuss in your Form 10-Q for the quarter ended July 31, 2009. Please tell us how the reorganization into two geographic segments is expected to impact your assessment of goodwill. That is, it appears that Martech and Colmek will be included in separate segments and reporting units. Please advise.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Amy Geddes at 202-551-3303 or Margery Reich at 202-551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief